Exhibit 1

Nomination Agreement, dated December 17, 2013

WPX Energy, Inc.
One Williams Center

Tulsa, OK 74172

December 17, 2013

Taconic Capital Advisors LP
450 Park Avenue, 9th Floor
New York, NY 10022
Attn:  Mr. Michael Schwartz

Gentlemen:

This letter constitutes the agreement (the "Agreement") between Taconic Capital Advisors LP, a Delaware limited partnership, on behalf of itself and its affiliated funds, both current and future (collectively, "Taconic"), and WPX Energy, Inc., a Delaware corporation (the "Company").

WHEREAS, the Company and Taconic have agreed that it is in their mutual interests to enter into this Agreement to, among other things, set forth certain agreements concerning the composition of the board of directors of the Company (the "Board") and other corporate governance matters, as hereinafter described.

NOW, THEREFORE, in consideration of the promises and the representations, warranties and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

1.   (a) On or prior to January 10, 2014, the Board shall, pursuant to the powers granted to the Board under Section 3.2 of the Amended and Restated Bylaws of the Company (the "Bylaws"), (i) increase the size of the Board by one (such that there are a total of twelve members of the Board) and (ii) after a review of the candidacies of Karl F. Kurz ("Kurz") and Scott A. Griffiths ("Griffiths") by the Board, assuming that each such candidate is willing to serve and that the Board has not determined that such candidate is unqualified to serve with basic competence and integrity as the director of a public company, appoint one of them to the Board as a Class I director to fill the one newly-created directorship resulting from the foregoing increase in the size of the Board (such person, together with any person elected to be a director pursuant to clause (d) below, the "Appointed Director"); provided that, for the avoidance of doubt, if the Board reasonably determines not to appoint either Kurz or Griffiths to the Board pursuant to this Section 1(a), subject to the terms and conditions of

Section 3 hereof, an individual mutually acceptable to the Company and Taconic shall be appointed to the Board as the Appointed Director pursuant to Section 1(d) of this Agreement.

      (b)  In accordance with the Company’s retirement guidelines, Don J. Gunther will not be nominated for reelection at the 2014 annual meeting of the stockholders of the Company (the "2014 Annual Meeting") and his service as a director of the Company will end as of the date of the 2014 Annual Meeting. As a result, the Board will nominate only three Class II directors for election to the Board at the 2014 Annual Meeting. During the Standstill Period (as defined below), the Board (i) shall not increase the size of the Board from eleven members, except as set forth in Section 1(a) for the period prior to the 2014 Annual Meeting, and (ii) may decrease the size of the Board from eleven members; provided that the Appointed Director remains a member of the newly-sized Board.

      (c)  The Appointed Director, upon election to the Board, will serve as a member of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines (it being understood that such policies shall not restrict the activities of Taconic) and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable at any time to all independent directors of the Company. Notwithstanding the foregoing, nothing in this Section 1(c) shall preclude the Appointed Director from seeking to change the trading and disclosure policies, other governance documents or guidelines or any other policies of the Company.

      (d)  If at any time during the term of this Agreement, the Appointed Director resigns, is removed or is otherwise unable to serve as a director, including but not limited to by death, disability or unwillingness to serve, or the Board reasonably determines that the Appointed Director is unqualified to serve with basic competence and integrity as the director of a public company, the Company and Taconic shall work together in good faith to select a replacement director, mutually acceptable to the Company and Taconic, which acceptance, in each case, shall not be unreasonably withheld.

2. The Appointed Director, upon election to the Board, shall be appointed by the Board to serve on (a) in the Board's discretion, either the Nominating and Governance Committee or the Compensation Committee, and (b) a newly created committee of the Board (the "Search Committee"), which Search Committee (i) has been established by the Board for the purpose of identifying a new individual to be appointed, subject to the approval of the Board, to serve as Chief Executive Officer of the Company, which individual shall not have been employed at the Company at any time prior to his or her appointment as Chief Executive Officer of the Company; (ii) shall be comprised of no more than five members (including the Appointed Director); and (iii) from the date hereof until the appointment of the Appointed Director to the Board, shall conduct no further business, formally or informally, other than the retention of a search consultant and the determination of specified criteria required for such new Chief Executive Officer.

3.  If, at any time before the termination of this Agreement in accordance with Section 5 hereof, (a) Taconic ceases to beneficially own at least 5% of the outstanding shares of common stock of the Company, par value $0.01 (the "Common Stock"), Taconic's rights under Section 1(d) of this Agreement shall terminate, or (b) Taconic or any of its Representatives ceases to comply with or breaches any of the terms of this Agreement (provided that, in the case of any breach by Taconic other than a breach of Section 18 of this Agreement, if such breach can be cured, Taconic shall have 15 business days after the date on which Taconic receives written notice of such breach from the Company within which Taconic may cure such breach), Taconic's rights under Section 1(d) of this Agreement shall terminate and the Board’s obligations under Section 1 shall terminate.

 4.  Except as otherwise set forth in this Agreement, from the date of this Agreement until the earlier of (x) the later of (A) the sixth month anniversary of the date of this Agreement, and (B) 60 days prior to the last day upon which a notice to the Secretary of the Company of nominations of persons for election to the Board or the proposal of business at the 2015 annual meeting of the stockholders of the Company (the "2015 Annual Meeting") would be considered timely pursuant to the Bylaws, as then in effect, and (y) 10 business days after such date, if any, that Taconic provides written notice to the Company (specifying the relevant facts) that the Company has materially breached any of its commitments or obligations under this Agreement, except that, in the case of any breach by the Company other than a breach of Section 1 of this Agreement, if such material breach can be cured, the Company shall have 15 business days after the date of such written notice within which to cure its material breach, and this clause (y) shall not apply in the event of such cure (the "Standstill Period"), Taconic shall not and shall cause its associates and Representatives (as defined below) not to:

(a)  effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist, facilitate or encourage any other individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure (collectively, a "Person") to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission (the "SEC") but without regard to the exclusion set forth in Rule 14a-1(1)(2)(iv)) to vote any Voting Securities (as defined below) of the Company or consents to vote, or seek to advise, encourage or influence any Person with respect to the voting of any Voting Securities of the Company for the election of individuals to the Board or to approve stockholder proposals, or become a "participant" in any contested "solicitation" for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act), other than a "solicitation" or acting as a "participant" in support of all of the nominees of the Board at any stockholder meeting, or make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or conduct or suggest any binding or nonbinding referendum or resolution or seek to advise, encourage or influence any Person with respect to the voting of or the granting of any consent with respect to any Voting Securities of the Company; provided that the foregoing shall not prohibit Taconic from voting its shares of Common Stock in accordance with this Agreement or otherwise as determined by Taconic with respect to any item brought before stockholders of the Company, subject to Taconic's obligations to vote in favor of certain matters at the 2014 Annual Meeting pursuant to Section 18 of this Agreement;

(b)  form, join, encourage, influence, advise or otherwise participate in any "group" (other than any group among some or all of the affiliates of Taconic) within the meaning of Section 13(d)(3) of the Exchange Act with respect to any Voting Securities, or otherwise in any manner agree, attempt, seek or propose to deposit any shares of Voting Securities in a voting trust or similar arrangement, or subject any shares of Voting Securities to any voting agreement or pooling arrangement, or grant any proxy with respect to any shares of Voting Securities (other than to a designated representative of the Company pursuant to a proxy statement of the Company);

(c)  otherwise take any public action, alone or in concert with others, to seek to control, advise, change or influence the management, Board, governing instruments, policies or affairs of the Company; provided, however, that (except in the event that any such required compliance is solely the result of actions described in this Section 4(c) taken by Taconic in a manner other than publicly) nothing herein shall prohibit Taconic from complying with legal or regulatory requirements, including, without limitation, the filing of any report or schedule required to be filed with the SEC, and provided further that Taconic may privately communicate its views to the Company's management or the Board;

(d)  propose to any Person, or effect or seek to effect, whether alone or in concert with others, (A) any recapitalization of the Company, (B) any merger, amalgamation, consolidation, share exchange (including any exchange offer or tender offer), recapitalization, restructuring, liquidation, dissolution, or other business combination, (C) an acquisition, disposition or sale of assets or a business by the Company or (D) any other extraordinary transaction involving the Company, its securities or assets (any of the foregoing transactions, an "Extraordinary Transaction"); provided, however, that this Section 4(d) shall not preclude (i) the tender by Taconic or any of its affiliates of any Voting Securities into any tender or exchange offer of any third party or (ii) the vote by Taconic or any of its affiliates of any Voting Securities in favor of any Extraordinary Transaction;

(e)  publicly request that the Company or any of its Representatives amend, waive or modify any provision of the Bylaws or of the certificate of incorporation of the Company, as the same may otherwise be amended from time to time; or

(f)  request during the Standstill Period that the Company or any Representative of the Company, directly or indirectly, amend or waive any provision of this Section 4 (including this sentence).

5.  This Agreement shall terminate and the obligations of the Company and Taconic under this Agreement shall cease on the earliest to occur of (i) the written consent of each of the Company and Taconic; or (ii) 60 days prior to the last day upon which a notice to the Secretary of the Company of nominations of persons for election to the Board or the proposal of business at the 2015 Annual Meeting would be considered timely pursuant to the Bylaws, as then in effect; provided, Sections 7 and 10 hereof shall survive such termination indefinitely.

6.  The Company shall issue a press release in the form attached hereto as Exhibit A (the "Press Release") as soon as practicable on or after the date hereof, but in no event later than one business day after the date of this Agreement, and the Company shall file with the SEC a corresponding Form 8-K that includes both the Press Release and this Agreement. Taconic shall promptly file an amendment to their Schedule 13D reporting entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto. Taconic shall provide the Company with a copy of such amendment to their Schedule 13D within a reasonable period in advance of filing such amendment with the SEC in order to provide the Company with a reasonable opportunity to review and comment on such materials. Taconic shall, in good faith, take into consideration the comments received from the Company on such amendment and shall take reasonable efforts to incorporate such comments into the applicable materials.

7.  The Company and Taconic each acknowledge and agree that (a) a breach or a threatened breach by either party may give rise to irreparable injury inadequately compensable in damages and accordingly each party shall be entitled to seek injunctive relief, without proof of actual damages, to prevent a breach or threatened breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, (b) neither party shall plead in defense for any such relief that there would be an adequate remedy at law, (c) any applicable right or requirement that a bond be posted by either party is waived and (d) such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity. Each party shall promptly notify the other parties of this Agreement in writing of any breach or threatened breach of this Agreement by such party or its affiliates, associates or Representatives. In the event of any legal suit, action or proceeding relating to this Agreement before a court of competent jurisdiction, each party hereto shall pay its own costs and expenses; provided, that the prevailing party or parties in such legal suit, action or proceeding shall be entitled to reimbursement from the non-prevailing party or parties for the reasonable legal fees and expenses incurred by such party or parties in connection with such legal suit, action or proceeding, including any appeal therefrom.

8.  All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by facsimile or by a PDF attachment to an e-mail, or by Federal Express or registered or certified mail, postage pre-paid, return receipt requested, as follows:

If to the Company:

WPX Energy, Inc.
One Williams Center
Tulsa, OK 74172
Attn: Stephen E. Brilz

Facsimile: (539) 573-5608

E-Mail: stephen.brilz@wpxenergy.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Attn: Glenn West
Facsimile: (214) 746-7777

E-Mail: gdwest@weil.com

If to Taconic:

Taconic Capital Advisors LP
450 Park Avenue, 9th Floor
New York, NY 10022
Attn: Michael Schwartz

Facsimile: (212) 209-3180
E-Mail: mschwartz@taconiccap.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attn: David Rosewater, Esq.

Facsimile: (212) 593-5955

E-Mail: david.rosewater@srz.com

9.  This Agreement may be executed by the signatories hereto in separate counterparts (including by facsimile and electronic transmission), each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

10  This Agreement and all matters arising out of or relating to this Agreement or the validity thereof (whether at law or in equity, in contract, in tort or otherwise) shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any principles or rules regarding conflicts of laws (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. The parties hereto each (a) irrevocably and unconditionally consent to the personal jurisdiction and venue of the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware); (b) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) shall not bring any action relating to this Agreement (whether at law or in equity, in contract, in tort or otherwise) in any court other than the Delaware Court of Chancery (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in Wilmington, Delaware).

11.  Subject to the following sentence, this Agreement contains the entire agreement between Taconic and the Company concerning the subject matter hereof. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The rights and privileges of Taconic herein shall be personal to Taconic and may not be transferred or assigned to any Person. This Agreement may not be assigned by any party hereto without the express written consent of the other party hereto. No amendment, modification, supplement or waiver of any provision of this Agreement may in any event be effective unless in writing and signed by the party or parties affected thereby. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Each party hereto acknowledges and agrees that this Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Person.

12.  During the Standstill Period, neither Taconic nor any of its partners, officers, directors or employees shall, nor shall any of them solicit, cause or encourage others to, make any comments or statements regarding the Company or its current or former officers, directors or employees, which are derogatory or detrimental to, or which disparage any of the Company or its current or former officers, directors or employees. During the Standstill Period, neither the Company nor any of its officers or directors shall, nor shall any of them solicit, cause or encourage others to, make comments or statements regarding Taconic or any of its current or former partners, officers, directors or employees, which are derogatory or detrimental to, or which disparage, any of Taconic or its current or former partners, officers, directors or employees. The foregoing shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable fiduciary or legal obligation including (i) those communications that are subject to contractual provisions providing for confidential disclosure and (ii) the filing of any report or schedule that is required by law to be filed with the SEC.

13.  If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties hereto shall replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

14.  As used in this Agreement, (a) the terms "affiliate" and "associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act and shall include Persons who become affiliates or associates of any Person subsequent to the date of this Agreement; (b) the term "Voting Securities" shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors or to approve any stockholder proposals, or securities convertible into, or exercisable or exchangeable for, Common Stock or such other securities, whether or not subject to the passage of time or other contingencies; (c) the term "business day" shall mean any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by applicable law or executive order to close or are otherwise generally closed; (d) the term "Representatives" shall mean, with respect to Taconic, Taconic's officers, directors, partners, members, employees, agents (acting in such capacity), controlled investment funds, affiliates, counsel and financial advisors, and, with respect to the Company, the Company's directors, officers and employees, (e) the term "Exchange Act" shall mean the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, each as amended, (f) the term "including" means "including, without limitation," and (g) the term "beneficial ownership" shall have the meaning ascribed to such term in Rule 13d-3 of the Exchange Act and shall also include ownership, directly or indirectly, through derivative securities.

15.  Concurrently with the execution of this Agreement, the Board shall authorize the reimbursement to Taconic of up to $200,000 of the reasonable and documented third party executive search firm expenses incurred by Taconic in connection with this Agreement and related matters, and such reimbursement shall be paid to Taconic within five business days of the date such expenses are submitted.

16.  The Company represents and warrants to Taconic that that (a) the Company has the corporate power and authority to execute this Agreement and to bind it hereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound. The Company shall cause its Representatives to comply with the terms of this Agreement.

17.  Taconic represents and warrants to the Company that (a) the authorized signatory of Taconic set forth on the signature page hereto has the power and authority to execute this Agreement and to bind Taconic to this Agreement, (b) this Agreement has been duly authorized, executed and delivered by Taconic, and is a valid and binding obligation of Taconic, enforceable against Taconic in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution, delivery and performance of this Agreement by Taconic does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such Person is a party or by which it is bound, and (d) neither Kurz nor Griffiths is an employee, director, officer, member or partner of Taconic or any of its affiliates. Taconic shall cause its Representatives to comply with the terms of this Agreement.

18.  Taconic shall (a) cause, in the case of all Common Stock of the Company owned of record, and (b) instruct the record owner, in the case of all common shares of the Company beneficially owned but not owned of record, directly or indirectly, by it, as of the record date for the 2014 Annual Meeting, in each case, that are entitled to vote at the 2014 Annual Meeting, to be present for quorum purposes and to be voted, at the 2014 Annual Meeting or at any adjournments or postponements thereof, in favor of (i) the election of each Class II director proposed by the Company for reelection to the Board who, as of the date of this Agreement, is a Class II director of the Board, (ii) ratification of the appointment of Ernst & Young LLP as the Company's independent auditor for 2014, and (iii) advisory approval of the Company's executive compensation.

19.  Taconic acknowledges that Taconic is aware and that Taconic and Taconic's Representatives have been advised that the United States securities laws prohibit any Person having non-public material information about a company from purchasing or selling securities of that company in violation of applicable law.

[signature page follows]

Very truly yours,

WPX ENERGY, INC.

By:	/s/ Stephen E. Brilz
Name:	Stephen E. Brilz
Title:	Vice President & Secretary

Accepted and Agreed to:

TACONIC CAPITAL ADVISORS LP

By:	/s/ Michael I. Schwartz
Name:	Michael I. Schwartz
Title:	Principal